Exhibit 99.1

FOR IMMEDIATE RELEASE

MELCO CROWN PHILIPPINES WELCOMES PAGCOR’S RECENTLY ANNOUNCED

POLICY OF A 10% ADJUSTMENT ON LICENSE FEES

Manila, May 9, 2014 – Integrated casino resort developer Melco Crown (Philippines) Resorts Corporation (“Melco Crown Philippines” or the “Company”), a company listed on the Philippines Stock Exchange (“PSE”) with trading symbol “MCP” and a subsidiary of Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today welcomed the announcement of a 10% adjustment in license fees on developments at Entertainment City, Manila Bay, Manila.

The Philippine Amusement and Gaming Corporation (PAGCOR) has entered into an agreement with its Entertainment City Licensees, namely: Travellers International Hotel Group, Inc., Bloomberry Resorts and Hotels, Inc., MCE Leisure (Philippines) Corporation, and Tiger Resorts Leisure and Entertainment, Inc., on a mutually beneficial and practical solution to address the additional exposure to corporate income tax brought about by Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular No. 33-2013 (“RMC 33-2013”). Such solution not only preserves for the Philippine Government (i.e., PAGCOR and BIR) the financial benefits that it already derives from the Provisional Licenses but also validates PAGCOR’s commitment to uphold and abide by the terms of the Provisional License.

Recognizing that Article IV, Section 20 of their Provisional Licenses expressly provides that the License Fees that are paid to PAGCOR are “in lieu of all taxes,” PAGCOR and the Licensees have agreed to adjust the license fees commencing April 1, 2014 by ten percentage points (10%) of Gross Gaming Revenues. This adjustment will address RMC 33-2013 dated April 17, 2013 which imposes income tax on the Entertainment City Licensees. The 10% License Fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Provisional License/s. The parties agreed to revert to the original license fee structure under the Provisional Licenses in the event the BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% License Fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of their remedies against any assessment/s by the BIR for income tax on their gaming revenue.

For taxable periods prior to April 1, 2014, PAGCOR and the Licensees agreed to mutually cooperate to, and in good faith, carry out and accomplish the commercial objectives of the Provisional License/s, specifically Article IV, Section 20 thereof, insofar as the License Fees paid to PAGCOR are in lieu of all taxes with reference to the Income Component of the Gross Gaming Revenues, through equitable arrangements acceptable to the parties.

Mr. Clarence Chung, Chairman and President of Melco Crown Philippines said: “We welcome this initiative and express our sincerest gratitude to the Government of the Republic of the Philippines and PAGCOR for their continuous support in helping us realize our gaming, leisure and entertainment complex in Manila.

“The development of City of Dreams Manila is progressing well and we firmly believe our integrated leisure and entertainment destination resort will play a key role in furthering the ambitions of the Philippines in establishing the country as a major leisure and tourism destination in the region.”

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown (Philippines) Resorts Corporation

Melco Crown (Philippines) Resorts Corporation, with its shares listed on the Philippine Stock Exchange (PSE: MCP), is a subsidiary of Melco Crown Entertainment (SEHK: 6883; NASDAQ: MPEL). It is currently developing City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in Manila, which is expected to open in mid-2014 and have six hotel towers, including the Crown Towers hotel, Nobu Hotel and a hotel managed by the Hyatt Group, numerous specialty restaurants and bars, gaming facilities, a multi-level car park, as well as three separate entertainment venues. For more information about Melco Crown Philippines, please visit www.melco-crown-philippines.com.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com